February 23, 2006

Mr. William Ashmore
IMH Assets Corp.
1401 Dove Street
Newport Beach, CA 92660

Re: IMH Assets Corp.
Registration Statement on Form S-3
Filed January 27, 2006
File No. 333-131344

Dear Mr. Ashmore:

We have limited our review of your filing to the issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1. We note your statement on the cover page of the base prospectus indicating that the trust for a series of bonds may include several specific types of credit enhancement "or other type of credit enhancement." Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration

statement, if to include additional assets, or a post-effective amendment. Also, please note that Securities Act Rule 409 requires that the registration statement be complete at the time of effectiveness except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise throughout the base prospectus as appropriate.

2. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

3. We note from page 7 of your base prospectus that a trust fund may include mortgage securities in the pool of assets. Please revise your prospectus supplement to include bracketed language regarding the disclosure you will provide with respect to these securities if you choose to include them in the asset pool of an issuing entity. Additionally, revise the cover page of your base prospectus to indicate that a trust fund may include mortgage securities.

4. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

5. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

6. Please ensure that the publicly-filed version of your next amendment provides all necessary information. For example, while the courtesy copies you have provided us include page numbers, the version that appears on our website does not. Additionally, while we note that you have provided certain disclosure in your courtesy copies, the same disclosure does not seem to appear publicly. For example, the text on the left side of your first prospectus supplement regarding the obligations of the issuing entity and distributions on the bonds does not appear in the publicly-filed version. Ensure that your next amendment provides all required information in the version of your filing included on our website.

Prospectus Supplement #1

<u>Cover</u>

7. We note from the body of the prospectus supplement that you plan to use overcollateralization as a form of credit enhancement. Revise your cover page to include this information. Refer to Item 1102(h) of Regulation AB.

<u>Credit Enhancement, page S-7</u>

8. Please include a bracketed placeholder for other possible credit enhancement and derivative disclosure. We note the credit enhancement and derivatives you contemplate using as described in the base prospectus. Additionally, please include bracketed placeholders to confirm that you will identify any third parties providing credit support for 10% or more of the pool assets.

9. As a follow-up to the comment above, we note that your summary of credit enhancement includes only a cross-reference to a discussion elsewhere in the prospectus supplement. Please include a brief description of subordination in the summary. Furthermore, we note that in the body of the prospectus supplement, you indicate that you will use overcollateralization but do not discuss it in the summary. Revise accordingly.

10. Please provide a brief summary of how losses not covered by credit enhancement will be allocated to the securities. See Item 1103(a)(3)(ix) of Regulation AB.

<u>The Mortgage Pool, S-20</u>

11. Please revise this section to provide the form of disclosure that will be included in the final prospectus, similar to the information you have provided in the second prospectus supplement. As currently presented, it is not clear what types of information you will provide under each heading, other than for originator and servicer concentrations.

12. As your base prospectus indicates that you may include delinquent assets in an asset pool, please expand your disclosure in this section to provide bracketed information showing the form of disclosure you would provide if applicable. See Items 1111(c) and 1100(b)(1) of Regulation AB. You may also refer to Section 1.01 of Regulation AB Telephone Interpretations available on our website.

<u>Description of Certificates</u>

13. Please provide a bracketed placeholder, where appropriate, confirming that

you will provide all financial disclosure required by Item 1114(b) for credit enhancers meeting the applicable thresholds. Additionally, please provide similar bracketed language regarding the disclosure you will provide with respect to derivative arrangements with third parties. Refer to Item 1115 of Regulation AB.

Prospectus Supplement #2

14. We note from the body of the second prospectus supplement that you plan to use a financial guaranty insurance policy. In accordance with our comments above, please expand the summary section to provide a description of the guaranty and to identify the credit enhancer. Additionally, ensure that you provide bracketed disclosure indicating that you will provide all financial information regarding the credit enhancer required by Item 1114(b) of Regulation AB.

15. As a follow-up to the comment above, we note that both the summary section and the body of this supplement discuss the use of subordination but the cover page does not. Additionally, while the cover page and the body of the supplement discuss overcollateralization, the summary does not. Revise to provide all required information regarding credit enhancement on the cover page, in the summary and in the body of the supplement, as applicable.

Prospectus Supplement #3

16. In accordance with our comments above, please provide bracketed disclosure in the summary section indicating that you will identify the derivatives counterparties if required by Item 1115 of Regulation AB. Refer to Item 1103(3)(ix). Additionally, provide bracketed disclosure indicating that you will provide any financial information regarding the derivatives counterparties that is required by Item 1115 of Regulation AB.

Base Prospectus

Distributions of Interest and Principal on the Securities, page 45

17. We note from page 45 that the related prospectus supplement will specify the security interest rate, or, in the case of a variable or adjustable security interest rate, the method for determining the security interest rate, for each class. Please revise the base prospectus to specify all indices that may be used to determine interest payments on the offered securities. Refer to Item 1113(a)(3) of Regulation AB.

Pre-Funding Account, page 46

18. We note that your base prospectus contemplates a prefunding account to purchase additional mortgage loans. Please revise the summary section of the prospectus

supplement to include a bracketed placeholder confirming that you will provide the disclosure required by Item 1103(a)(5) of Regulation AB.

Description of Credit Enhancement, page 51

19. We note that the disclosure at the bottom of the second paragraph of this section indicates that credit support for the offered securities of one series may cover the offered securities of one or more other series. Please revise to better explain the meaning of this sentence or confirm to us that you do not intend to use any assets, cash flows from assets or credit enhancement included in one trust fund to act as credit enhancement for a separate trust.

Reduction or Substitution of Credit Enhancement, page 60

20. We note that "in most cases," credit support will be subject to reduction on a non-discretionary basis in accordance with a schedule or formula described in the prospectus supplement. Please confirm that all reductions or substitutions of credit enhancement are non-discretionary in nature or explain the other types of reductions and substitutions you intend to use and why they would fit within the definition of an asset-backed security.

Derivatives, page 60

21. Your disclosure regarding market swaps discusses ways in which a market value swap "might" operate. Please revise to clarify, if true, that the market value swaps contemplated by this offering are limited to use in auctions. If they are not, please specifically discuss the different types of market value swaps that may occur and why you believe they are consistent with the requirements of Regulation AB.

22. Please delete the reference to credit default swaps from the prospectus. Alternatively, please explain how these derivative instruments would meet the definition of an asset backed security or revise as appropriate. Refer to Section III.A.2.a of SEC Release No. 33-8518 and Item 1115 of Regulation AB.

Purchase Obligations, page 62

23. Please expand your disclosure to separately address each of the "purchase obligations" to which you refer and to provide a general explanation of the mechanics for each type of purchase obligation you list in this paragraph.

24. We note that purchase obligations may include put options and demand features. Please note that we have referred this section to the Division of Investment Management for possible comment.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Daniel Morris at (202) 551-3314. If you need further assistance, you may contact me at (202) 551-3454.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: Via Facsimile (212) 912-7751
        Mr. Richard Simonds, Esq.
        Thacher Proffitt & Wood LLP
        Telephone: (212) 912-7472